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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No.       )*

                     Monmouth Capital Corporation
                           (Name of Issuer)
                     COMMON STOCK, par value $1.00
                    (Title of Class of Securities)
                               609524103
                            (CUSIP Number)
Walter Carucci, c/o Carr Securities Corporation, 14 Vanderventer Avenue
          Suite 210, Port Washington, NY  11050, 516-944-8300
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)
                           November 8, 2001
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             SCHEDULE 13D
CUSIP NO.    609524103                        PAGE     2     of       10
                                              Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Walter P. Carucci - Soc. Sec. ####-##-####
    Clara Carucci - Soc. Sec. ####-##-####
    Mitchell Carucci - Soc. Sec. ####-##-####
    Carucci Family Partners - IRS ID# 11-3146675
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (b)
    (b)

3   SEC USE ONLY
4   SOURCE OF FUNDS*
    Walter P. Carucci -   PF, Clara Carucci - PF, Mitchell Carucci - PF,
    Carucci Family Partners - WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Walter P. Carucci - US Citizen, Clara Carucci - US Citizen, Mitchell Carucci - US Citizen, Carucci Family Partners - New York
     NUMBER OF      7    SOLE VOTING POWER
      SHARES             Walter P. Carucci -  9,642
   BENEFICIALLY          Clara Carucci - 13,942
   OWNED BY EACH         Mitchell Carucci - 15,642
     REPORTING           Carucci Family Partners -  13,042
      PERSON        8    SHARED VOTING POWER
       WITH                0
                    9    SOLE DISPOSITIVE POWER
                         Walter P. Carucci - 9,642
                         Clara Carucci - 13,942
                         Mitchell Carucci - 15,642
                         Carucci Family Partners - 13,042
                    10   SHARED DISPOSITIVE POWER
                            0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Walter P. Carucci - 52,268
     Clara Carucci - 13,942
     Mitchell Carucci - 15,642
      Carucci Family Partners - 13,042
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Walter P. Carucci - 3.32%
     Clara Carucci - .89%
     Mitchell Carucci - .99%
     Carucci Family Partners - .83%
14   TYPE OF REPORTING PERSON*
        Walter P. Carucci - IN, Clara Carucci - IN, Mitchell - IN, Carucci Family Partners - PN
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

      This  statement relates to the Common Stock, $1.00 par  value  of

Monmouth Capital Corporation   (the "Issuer").  The principal executive

offices of the Issuer are located at Juniper Business Plaza, 3499 Route

9 North, Freehold, NJ  07728.

Item 2.  Identity and Background

      This  statement  is being filed on behalf of Walter  P.  Carucci,

Clara Carucci, Mitchell Carucci and Carucci Family Partners, a New York

general  partnership.  The general partners of Carucci Family  Partners are Walter Carucci, Clara Carucci and Mitchell Carucci.  Walter Carucci

has  been  granted sole and exclusive authority to purchase,  sell  and vote all securities and prepare and sign all documents as set forth  by the exhibited powers of attorney.

      Walter  Carucci's business address is Carr Securities  Corp.,  14

Vanderventer  Avenue,  Suite 210, Port Washington,  NY  11050.   Walter

Carucci's  principal occupation is President of Carr  Securities  Corp.

During the last five years, Walter Carucci has not been convicted in  a

criminal   proceeding   (excluding  traffic   violations   or   similar

misdemeanors).  During the last five years, Walter Carucci  was  not  a party  to  a civil proceeding of a judicial or administrative  body  of competent  jurisdiction .  Walter Carucci is a citizen  of  the  United

States.

      Carucci Family Partners is a New York general partnership located at  c/o Carr Securities Corp., 14 Vanderventer Avenue, Port Washington,

NY  11050.   The  principal  business of  Carucci  Family  Partners  is

investments.   During the last five years, Carucci Family Partners  was

not convicted in a criminal proceeding (excluding traffic violations or

similar  misdemeanors).   During the last five  years,  Carucci  Family

Partners  was  not  a  party to a civil proceeding  of  a  judicial  or administrative body of competent jurisdiction.

      Clara  Carucci's residence address is 33 Lighthouse  Road,  Great

Neck,  NY   11024.  Clara Carucci has no principal occupation.   During

the last five years, Clara Carucci has not been convicted in a criminal proceeding  (excluding  traffic violations  or  similar  misdemeanors).

During  the last five years, Clara Carucci was not a party to  a  civil

proceeding   of  a  judicial  or  administrative  body   of   competent

jurisdiction.  Clara Carucci is a citizen of the United States.

     Mitchell Carucci's residence address is 33 Lighthouse Road,  Great

Neck,   NY   11024.    Mitchell  Carucci's  principal   occupation   is

photographer.   During the last five years, Mitchell  Carucci  has  not

been  convicted in a criminal proceeding (excluding traffic  violations

or  similar  misdemeanors).    During the  last  five  years,  Mitchell

Carucci  was  not  a  party  to a civil proceeding  of  a  judicial  or administrative body of competent jurisdiction.  Mitchell Carucci  is  a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

      The  common stock referred to herein was obtained in open  market

purchases.   Funds  used  by Carr Securities Corp.  were  from  working capital.

Item 4.  Purpose of Transaction

      The  effect of the transaction described in Item 5 herein  is  to cause  the beneficial ownership by Walter P. Carucci to decrease  below

5%.

 Item 5.  Interest in Securities of the Issuer

          (a)  Walter P. Carucci may be deemed to be the beneficial owner of an aggregate of 52,268 shares of Common Stock.  Clara Carucci may be deemed to be the beneficial owner of an aggregate of 13,942 shares

	    of Common Stock.  Mitchell Carucci may be deemed to be the

	    beneficial owner of an aggregate of 15,642 shares of Common Stock.

	    Carucci Family Partners beneficially owns 13,042 shares of Common

	    Stock.    According to the Issuer's Form 10-Q dated August 14, 2001,

	    as of June 30, 2001, the Issuer had a total of 1,573,790 shares of

	    Common Stock outstanding.  Accordingly, (i) Walter P. Carucci may

	    be deemed to be the beneficial owner of 3.32% of the total shares

	    of Common Stock outstanding, (ii) Clara Carucci may be deemed to be

	    the beneficial owner of .89% of the total shares of Common Stock

 	    outstanding, (iii) Mitchell Carucci may be deemed to be the

	    beneficial owner of .99% of the total shares of Common Stock

	    outstanding and  (iv) Carucci Family Partners beneficially owns

	    .83% of the total shares of Common Stock outstanding.

          (b)      Walter             Carucci     Family          Clara
     Mitchell
                Carucci       Partners       Carucci        Carucci

Sole Power
to vote/
direct   vote           9,642                 13,042             13,942
15,642

Shared Power
to vote/
direct vote           0              0             0             0

Sole Power
to dispose/
direct
disposition            9,642                  13,042             13,942
15,642

Shared Power
to dispose/
direct
disposition           0              0            0              0


          (c) The following transactions in the shares of Common Stock of the Issuer were effected:

          October 5, 2001: Carucci Family Partners sold 1,300 shares at $3.18 on the open market.

          October 17, 2001: Carucci Family Partners sold 500 shares at $3.11 on the open market.

          October 18, 2001: Carucci Family Partners sold 1,000 shares at $3.11 on the open market.

          October 23, 2001: Carucci Family Partners sold 2,000 shares at $3.116 on the open market.

          October 26, 2001: Carucci Family Partners sold 1,000 shares at $3.19 on the open market.

          November 2, 2001: Carucci Family Partners sold 7,000 shares at $3.07 on the open market.

          November 2, 2001: Walter P. Carucci sold 700 shares at $3.07 on the open market.

          November 2, 2001: Clara Carucci sold 6,000 shares at $3.07 on the open market.

          November 2, 2001: Mitchell Carucci sold 6,000 shares at $3.07 on the open market.

          November 6, 2001: Carucci Family Partners sold 5,000 shares at $3.048 on the open market.

          November 8, 2001: Carucci Family Partners sold 4,000 shares at $3.05 on the open market.

          November 8, 2001: Carucci Family Partners sold 2,000 shares at $3.05 on the open market.

          November 8, 2001: Walter P. Carucci sold 4,100 shares at $3.05 on the open market.

          November 9, 2001: Clara Carucci bought 3,900 shares at $3.05 on the open market.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Clara Carucci and Mitchell Carucci have appointed Walter Carucci as Attorney-in-Fact to purchase, sell or vote any security by or on behalf of Carucci Family Partners, and to prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners. The Powers of Attorney appointing Walter Carucci are attached as Exhibit 1 and 2 to this Schedule 13D.

     Clara Carucci and Mitchell Carucci have also appointed Walter Carucci as Attorney-in-Fact to purchase, sell or vote any security owned by them and to prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to their holdings in Monmouth Capital Corporation. The Powers of Attorney appointing Walter Carucci are attached as Exhibit 3 and 4 to this Schedule 13D.



Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Power of Attorney of Clara Carucci appointing Walter Carucci as Attorney in Fact for Carucci Family Partners.

      Exhibit 2. Power of Attorney of Mitchell Carucci appointing Walter Carucci as Attorney in Fact for Carucci Family Partners.

      Exhibit 3. Power of Attorney of Clara Carucci appointing Walter Carucci as Attorney in Fact for the Common Stock owned by Clara Carucci.

      Exhibit 4. Power of Attorney of Mitchell Carucci appointing Walter Carucci as Attorney in Fact for the Common Stock owned by Mitchell Carucci.

                               SIGNATURE

      After  reasonable inquiry and to the best of my knowledge and  be lief,  I  certify that the information set forth in this  statement  is true, complete and correct.



                                   /s/ Walter P. Carucci
                                   Walter P. Carucci

                                   CARUCCI FAMILY PARTNERS

                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   General Partner






Dated: November 12, 2001



EXHIBIT 1

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Clara Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci Family
Partners.

     --  To vote any securities now or hereafter held by Carucci Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                                                  /s/
Clara Carucci
                                                                  Clara
Carucci, as Partner,

Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1995




EXHIBIT 2

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Mitchell Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci Family
Partners.

     --  To vote any securities now or hereafter held by Carucci Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                                                  /s/
Mitchell Carucci

Mitchell Carucci, as Partner,

Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1995




EXHIBIT 3

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Clara Carucci, residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, One Penn Plaza, New York, NY 10119, as my Attorney-in-Fact, to act in my capacity for my benefit with sole and exclusive authority to do the following:

     -- To purchase or sell any security on behalf of Monmouth Capital Corportion on behalf of Clara Carucci.

     -- To vote any securities of Monmouth Capital Corporation now or hereafter held by Clara Carucci.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Clara Carucci in Monmouth Capital
Corporation.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of December 1, 1996.

                                                                  /s/
Clara Carucci
                                                                  Clara
Carucci

                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1997




EXHIBIT 4

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Mitchell Carucci, residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, One Penn Plaza, New York, NY 10119, as my Attorney-in-Fact, to act in my capacity for my benefit with sole and exclusive authority to do the following:

     --  To purchase or sell any security of Monmouth Capital
Corporation on behalf of Mitchell Carucci.

     -- To vote any securities of Monmouth Capital Corporation now or hereafter held by Mitchell Carucci.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Mitchell Carucci in Monmouth Capital Corporation.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of December 1, 1996, with regard to the stock of Monmouth Capital only.

                                                                  /s/
Mitchell Carucci

Mitchell Carucci

                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1997